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                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

  STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
     1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING
        COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES
                ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(b)

1.      Name and business address of person filing statement.

        Jones, Day, Reavis & Pogue
        51 Louisiana Avenue, NW
        Washington, D.C.  20001


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters within the exemption provided by paragraph (b) of Rule U-71.

        Carolyn Y. Thompson, Robert S. Waters, Christopher Flynn, David J. Rosso


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

         Ameren Services Company


4. Position or relationship in which the undersigned is employed or retained by each of the companies names in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        Attorney; provides legal counsel and representation in regulatory proceedings before the Federal Energy Regulatory Commission.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.


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
         Salary or other compensation:
         ----------------------------
                                             to be            Person or company from
Name of                      received       received          whom received or
recipient                      (a)             (b)            to be received

Jones, Day,                                                   Ameren Services Company
Reavis & Pogue

        (b)     Basis for compensation if other than salary.

        hourly fees and disbursements

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person named in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement for same.

        (a)     Total amount of routine expenses charged to client:
        (b)     Itemized list of all other expenses:


Date:    February 2, 2001                   (Signed):         Clark Evans Downs
                                                              Clark Evans Downs